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Harry s. pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

February 12, 2024

Via EDGAR

Mindy Rotter, Esq., CPA

Division of Investment Management

Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:	Steele Creek Capital Corporation (File No. 814-01351)

Dear Ms. Rotter:

On behalf of Steele Creek Capital Corporation. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on January 23, 2024 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (File No. 000-56189), filed on May 16, 2022 (the “First Quarter Form 10-Q”), the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 000-56189), filed on August 15, 2022 (the “Second Quarter Form 10-Q” and, together with the First Quarter Form 10-Q, the “Form 10-Qs”), and the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 000-56189), filed on March 29, 2023 (the “Form 10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Form 10-Qs

1.	Comment: Each of the Form 10-Qs was not filed within the 45-day filing requirement. Please explain in correspondence the reason for the delay.

Response: The Company respectfully advises the Staff that the Company filed each of the Form 10-Qs in a timely manner.

With regard to the First Quarter Form 10-Q, 45 days after fiscal quarter end, March 31, 2022, was May 15, 2022. However, May 15, 2022 was a Sunday. Pursuant to Exchange Act Rule 0-3(a), when the due date of a report falls on a Saturday, Sunday or holiday, the report will be considered timely filed if it is filed on the first business day following the due date. The first business day after May 15, 2022 was May 16, 2022. The First Quarter Form 10-Q was filed with the SEC on May 16, 2022 and was therefore timely.

With regard to the Second Quarter Form 10-Q, 45 days after fiscal quarter end, June 30, 2022, was August 14, 2022. However, August 14, 2022 was a Sunday. As discussed above, pursuant to Exchange Act Rule 0-3(a), when the due date of a report falls on a Saturday, Sunday or holiday, the report will be considered timely filed if it is filed on the first business day following the due date. The first business day after August 14, 2022 was August 15, 2022. The Second Quarter Form 10-Q was filed with the SEC on August 14, 2022 and was therefore timely.

February 12, 2024 Page 2

Form 10-K

2.	Comment: Please explain in correspondence why three years of audited financial statements were not provided in the Form 10-K. Please refer to the Jumpstart Our Business Startups Act Frequently Asked Questions, Generally Applicable Questions, Question (30).

Response: The Company acknowledges the Staff’s comment and agrees to comply with the three-year audited financial statement requirement in its future Form 10-K filings with the SEC, commencing with the Form 10-K for the fiscal year ended December 31, 2023.

3.	Comment: Please confirm in correspondence that going forward, all required XBRL elements will be tagged in compliance with Form N-2 and Regulation S-K.

Response: The Company confirms that going forward, all required XBRL elements will be tagged in compliance with Regulation S-K and, to the extent it files a Form N-2 registration statement with the SEC in the future, the requirements of such Form N-2 registration statement.

4.	Comment: Please confirm in correspondence that there were no non-qualifying assets held by the Company at December 31, 2022. If non-qualifying assets were held, please explain why such assets were not identified on the Schedule of Investments in accordance with SEC rules.

Response: As of December 31, 2022, qualifying assets represented 82.9% of the Company’s total assets at fair value. The Company undertakes to include a footnote to the schedule of investments in its future SEC filings that indicates which of its investments are non-qualifying investments and the percentage of its total assets that constitute non-qualifying as of the date of the applicable schedule of investments.

5.	Comment: The Staff notes that the Company’s Other general and administrative expenses in the Company’s Consolidated Statements of Operations appear to be significant. Please confirm, on a supplemental basis, that any categories of other expenses that exceed 5% of total expenses have been separately identified, in accordance with Regulation S-X 6-07.2(b). Additionally, please describe in correspondence what the legal fees paid by Moelis Asset Management LP, the parent of the Company’s investment advisor (“Moelis Asset”), in the Company’s Consolidated Statements of Operations represent.

Response: The Company respectfully advises the Staff that for the fiscal year ended December 31, 2022, the Company had separately identified each category of other expenses that exceeded 5% of the Company’s total expenses during the relevant period.

The legal fees paid by Moelis Asset represent certain organizational and offering expenses of the Company that Moelis Asset voluntarily agreed to pay on behalf of the Company. Due to the timing of the receipt of invoices with respect to such legal expenses, they were recorded in a separate line item in the Company’s statement of operations rather than in the “Offering costs – paid by Moelis Asset” or “Organizational costs – paid by Moelis Asset” line items therein. The Company is under no obligation to reimburse Moelis Asset for its payment of such expenses or the other offering and organizational costs paid by Moelis Asset that are denoted on the income statement included in the Form 10-K.

February 12, 2024 Page 3

6.	Comment: The Staff notes that investment companies are required to disclose if there has been a change in valuation technique or the use of an additional technique or techniques were used and the reasons for those changes. Please confirm in correspondence whether there were any changes required to be disclosed.

Response: The Company confirms that there were not any changes in valuation technique or the use of an additional technique or techniques required to be disclosed.

7.	Comment: Please explain in correspondence whether any of the loans held are unitranche loans (i.e., co-lending arrangements). “Last out” lenders bear a greater risk in exchange for receiving a higher interest rate. If yes, please explain why disclosures regarding such loans were not provided in the Notes to the Consolidated Financial Statements that explain the risk associated with these investments. In addition, with respect to co-lending arrangements, please explain in correspondence the following: (a) whether the Company has any specific accounting policies it applies to co-lending arrangements, (b) how the valuation of these investments takes into account the payment prioritization and payment waterfall, (c) the impact of such co-lending arrangements on the calculation of interest income under the effective interest methods and (d) whether any of the co-lenders under these arrangements are affiliates of the Company.

Response: The Company respectfully advises the Staff that it defines a unitranche loan (“FO/LO facility”) as a facility under which the issuer has a single loan agreement with a lender group and the members of the lender group separately agree to divide the payment priorities of principal repayments. While the issuer pays a singular rate of interest, the lenders allocate the interest proceeds based on an agreement amongst themselves, which reflects the perceived risk differential between the various tranches’ payment priority. Importantly, collateral parity is always present in a FO/LO facility. As of December 31, 2022, the Company did not hold investments in issuers where it had invested in the “last out” portion of the facility.

If the Company were to invest in a FO/LO facility, it would invest in either the first out (“FO”) or the last out (“LO”) portion of the facility and would not invest in both the FO and the LO portion of the facility in the same transaction. Given that the Company would not invest in the FO portion of the loan if it were to invest in the LO portion of the loan, the Company does not have a specific accounting policy for these loans, and these loans fall under the Company’s investment income policy. The interest rate of these loans would reflect that the loan is LO. Interest income on LO loans, including the amortization of premium and accretion of discount, would be recorded on the accrual basis. The fair value of these loans would be determined using a market participant discount rate assumption that considers the risk of the LO position.

The co-lenders under these arrangements are not expected to be affiliates of the Company. To the extent that FO/LO facilities comprise a material portion of the Company’s investment portfolio on a go-forward basis, the Company will include risk disclosures in its future SEC filings to inform investors of the risks associated with such LO investments.

February 12, 2024 Page 4

8.	Comment: The Staff notes that while payment in kind (“PIK”) interest was noted in the Consolidated Statement of Cash Flows, there was no separate breakout in the Consolidated Statement of Operations. Please confirm in correspondence that the amount of PIK interest income was immaterial and did not need to be separately stated on the Consolidated Statement of Operations.

Response: The Company confirms that the amount of PIK interest income was immaterial and did not need to be separately stated on the Consolidated Statement of Operations. For the fiscal year ended December 31, 2022, PIK interest constituted less than 1% of the Company’s net investment income. The Company will include the requested disclosure in the event that the Company incurs a material amount of PIK interest.

9.	Comment: Please confirm in correspondence that the Company’s investments remain consistent with its diversification status under the Investment Company Act of 1940 (the “1940 Act”) and tax purposes.

Response: The Company confirms that its investments remain consistent with its diversification status for both 1940 Act and tax purposes.

*      *      *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Glenn Duffy, Steele Creek Capital Corporation Douglas Applegate Jr., Steele Creek Capital Corporation Marie Bober, Steele Creek Capital Corporation